SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Líbano Barroso leaves the role of TAM Linhas Aéreas’ CEO to dedicate himself to the holding company; Marco Antonio Bologna will be CEO of the holding company and of airline operations

Líbano will remain as TAM S.A.’s CFO and Investor Relations Director and will be LATAM Airlines Group’s CFO after the merger with LAN; Marco Antonio Bologna, CEO of holding company TAM S.A., will assume the role of CEO of airline operations

São Paulo, February 10, 2012 - (BM&FBOVESPA: TAMM4/NYSE: TAM) - At a meeting held today, the Board of Directors of TAM S.A. approved changes in the structure of the company that were previously due to take effect upon conclusion of the merger with LAN Airlines, as announced to the market on October 28, 2011. Marco Antonio Bologna, CEO of the holding company TAM S.A., will also assume the role of CEO of TAM Airlines.

 Líbano Barroso, who was in charge of the airline business of the group since October 2009, will remain CFO and Investor Relations Director of the holding company TAM S.A. until the creation of the LATAM Airlines Group (the holding company that will emerge from the merger of the two airlines), where he will be CFO.

"Líbano will be dedicated to the development of the holding company TAM S.A., which includes the structuring of our company for the future integration with LAN, as soon as all necessary legal requirements for the merger are completed," says Bologna, who started working at TAM in 2001, going through several positions in the group, including CEO of TAM Airlines.

"I had the honor of leading the company for over two years, during a period of great challenges and achievements," says Líbano Barroso. "I am happy and excited to be able to continue contributing, and in the future, to help to create one of the largest airline groups in the world."

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director )

Jorge Bonduki Helito (IR)

Suzana Michelin Ramos (IR)

Marina Silva Rey Guzman (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 41.0% in December; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.9% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,290 destinations in 1859countries.

Forward-looking statements

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.